April 9, 2009

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2008
File No. 001-11749
Definitive Proxy filed March 4, 2009

Dear Mr. O’Brien:

This is Lennar Corporation’s response to your letter dated March 13, 2009 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Form 10-K for the year ended November 30, 2008

Results of Operations, page 22

1.	On page 23 you present gross margins on home sales excluding valuation adjustments and operating margin as a percentage of revenues from home sales excluding valuation adjustments. In future filings, please provide the disclosures required by Rule 10(e)(1) of Regulation S-K for each of these non-GAAP measures. Also refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please provide us with the disclosure you intend to include in future filings.

Response:

In future filings, we will be more explicit regarding why our management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and/or results of operations. In addition, we will expand on the purposes for which our management uses the non-GAAP financial measure.

The disclosure we intend to make each time we disclose our gross margin excluding SFAS 144 valuation adjustments will be substantially as follows:

“Gross margins on home sales excluding SFAS 144 valuation adjustments is a non-GAAP financial measure. Management finds it to be an important and useful measure in evaluating our performance. We believe investors also will find it to be important and useful because it discloses our gross margins with regard to new homes we actually deliver in the periods presented. Certain of our competitors disclose this financial measure and we believe that disclosing this information is useful to us and the readers of our financial statements by enabling them to compare the gross margins of new homes we actually deliver during the periods presented with those of our competitors.”

2.	Beginning on page 28, you have provided a tabular presentation of the number of homes delivered, the number of new orders, the number of homes in backlog, the backlog dollar value and cancellation rates. As discussed in Section 501.12 of the Financial Reporting Codification, a tabular presentation of relevant financial or other information may aid an investor in better understanding of your discussion and analysis. In future filings please expand your tabular presentation to include the following additional information at the reportable segment level, comparatively for each period presented:

•	average price of home deliveries, new orders and backlog,

•	value of homes in new orders,

•	value of cancellations,

•	sales incentives provided to customers.

This information appears to be of such significance to your revenues, profit margins, analyses of impairments and future cash flows that it would be meaningful and helpful to investors to have the information presented in a tabular format. Please provide us with the disclosure you intend to include in future filings.

Response:

In future filings, we will expand the Summary of Homebuilding Data (the table that begins on page 30 of our 2008 Report on Form 10-K) to include information with regard to each homebuilding reportable segment and homebuilding other. The following are the disclosures we made in our Report on Form 10-Q for our first quarter of fiscal 2009 beginning on page 33:

•	Deliveries – homes, dollar value and average sales price

Deliveries:

	Three Months Ended
	Homes		Dollar Value (In thousands)		Average Sales Price
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
East	794	1,165	$178,372	313,757	$225,000	269,000
Central	315	604	61,902	132,809	197,000	220,000
West	409	924	148,116	366,523	362,000	397,000
Houston	405	575	78,620	109,657	194,000	191,000
Other	219	328	63,373	107,799	289,000	329,000

Total	2,142	3,596	$530,383	1,030,545	$248,000	287,000

Of the total homes delivered listed above, 6 homes with a dollar value of $7.6 million and an average sales price of $1,271,000 represent deliveries from unconsolidated entities for the three months ended February 28, 2009, compared to 159 deliveries with a dollar value of $77.5 million and an average sales price of $487,000 for the three months ended February 29, 2008.

•	New orders – homes, dollar value and average sales price

New Orders (1):

	Three Months Ended
	Homes		Dollar Value (In thousands)		Average Sales Price
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
East	716	942	$155,281	231,002	$217,000	245,000
Central	366	569	72,846	122,009	199,000	214,000
West	491	747	161,676	293,082	329,000	392,000
Houston	395	492	74,069	99,277	188,000	202,000
Other	222	295	59,464	83,387	268,000	283,000

Total	2,190	3,045	$523,336	828,757	$239,000	272,000

(1)	New orders represent the number of new sales contracts executed with homebuyers, net of cancellations, during the three months ended February 28, 2009 and February 29, 2008.

Of the total new orders listed above, 8 homes with a dollar value of $4.9 million and an average sales price of $612,000 represent new orders from unconsolidated entities for the three months ended February 28, 2009, compared to 62 new orders with a dollar value of $39.3 million and an average sales price of $634,000 for the three months ended February 29, 2008.

•	Backlog – homes, dollar value and average sales price

Backlog:

	Homes		Dollar Value as of (In thousands)		Average Sales Price
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
East	711	1,568	$180,785	492,862	254,000	314,000
Central	174	250	35,395	56,401	203,000	226,000
West	329	711	122,260	307,071	372,000	432,000
Houston	259	506	53,168	117,960	205,000	233,000
Other	174	363	58,513	178,045	336,000	490,000

Total	1,647	3,398	$450,121	1,152,339	273,000	339,000

Of the total homes in backlog listed above, 9 homes with a backlog dollar value of $9.3 million and an average sales price of $1,038,000 represent the backlog from unconsolidated entities at February 28, 2009, compared with backlog from unconsolidated entities of 204 homes with a dollar value of $113.9 million and an average sales price of $558,000 at February 29, 2008.

•	Value of Cancellations

We are not able to provide information about the gross dollar value of home sale contracts signed and of home sale contracts cancelled during a period. We only maintain records of the dollar value of net new orders (home sale contracts signed minus home sale contracts cancelled during a period). As noted above, we will disclose the dollar value of new orders, which is net of cancellations, by segment in future filings. In addition, we will continue to present the cancellation rate by homebuilding segment in our future filings. The following are the disclosures we made in our Report on Form 10-Q for our first quarter of fiscal 2009:

Cancellation Rate:

	Three Months Ended
	February 28, 2009	February 29, 2008
East	24%	30%
Central	18%	20%
West	16%	27%
Houston	23%	27%
Other	20%	23%

Total	21%	26%

•	Sales incentives provided to customers – dollar value, average sales incentives per home delivered and sales incentives as a percentage of revenue.

Sales Incentives (2):

	Three Months Ended
	Sales Incentives (In thousands)		Average Sales Incentives Per Home Delivered		Sales Incentives as a % of Revenue
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
East	$42,257	62,302	$53,220	54,500	19.2%	16.8%
Central	13,733	21,006	43,600	34,800	18.3%	13.6%
West	29,059	57,707	72,100	71,800	17.1%	15.6%
Houston	12,620	9,796	31,200	17,000	13.8%	8.2%
Other	10,242	14,119	46,800	45,400	13.9%	13.6%

Total	$107,911	164,930	$50,500	48,000	17.1%	14.7%

(2)	Sales incentives relate to home deliveries during the period, excluding deliveries by unconsolidated entities.

Financial Condition and Capital Resources, page 34

3.	We note the disclosure regarding your covenants on page 36 and in Note 7 on page 82 to the financial statements. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date. In this regard, please disclose your leverage ratio, minimum tangible net worth and the amount of quarterly reductions of your maximum recourse exposure related to joint ventures as required in your Credit Facility agreement. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Response:

In future filings, we will provide additional disclosures regarding our computations for adjusted consolidated tangible net worth and leverage ratio as per our Credit Facility agreement (including the fact that terms are defined in the Credit Facility Agreement (the “Agreement”) in a manner that differs in specified ways from comparable GAAP or common usage terms). We will also provide the computation for the maximum recourse exposure related to joint ventures as per the Agreement. The following are the disclosures we made regarding the covenants associated with our Credit Facility in our Report on Form 10-Q for our first quarter of fiscal 2009 beginning on page 38:

“At February 28, 2009, we believe we were in compliance with our debt covenants. Under the Credit Facility, we are required to maintain a leverage ratio of less than or equal to 55% at the end of each fiscal quarter during our 2009 fiscal year and a leverage ratio of less than or equal to 52.5% for our 2010 fiscal year and through the maturity of our Credit Facility in 2011. If our adjusted consolidated tangible net worth, as calculated per our Credit Facility agreement, falls below $1.6 billion, our Credit Facility would be reduced from $1.1 billion to $0.9 billion. In no event can our adjusted consolidated tangible net worth, as calculated per our Credit Facility agreement, be less than $1.3 billion.

The following are additional disclosures regarding our computations of adjusted consolidated tangible net worth and leverage ratio as per our Credit Facility Agreement (the “Agreement”) as of February 28, 2009:

(Dollars in thousands)	Required Level	Level Achieved as of February 28, 2009	Cushion
Adjusted consolidated tangible net worth (1)	$1,544,877	2,131,877	$587,000
Leverage ratio (2)	55%	50%	500 Basis Points

The terms adjusted consolidated tangible net worth and leverage ratio used in the Agreement are specifically calculated per the Agreement and differ in specified ways from comparable GAAP or common usage terms. Our adjusted consolidated tangible net worth and leverage ratio, as well as our maximum recourse exposure from joint ventures were calculated for purposes of the Agreement as of February 28, 2009 as follows:

(1)	The minimum adjusted consolidated tangible net worth and the adjusted consolidated tangible net worth as calculated per the Agreement are as follows:

Minimum adjusted consolidated tangible net worth
(In thousands)	As of February 28, 2009
Stated adjusted consolidated tangible net worth per the Agreement	$2,330,000
Plus: 50% of cumulative positive consolidated net income in excess of aggregate amount paid to purchase or redeem equity securities	3,416
Less: Deferred tax asset valuation allowance	(788,539)

Minimum adjusted consolidated tangible net worth as calculated per the Agreement	$1,544,877

Adjusted consolidated tangible net worth
(In thousands)	As of February 28, 2009
Consolidated stockholders’ equity	$2,467,375
Less: Intangible assets (a)	(36,081)

Consolidated tangible net worth as calculated per the Agreement	2,431,294
Less: Consolidated stockholders’ equity of mortgage banking subsidiaries (b)	(299,417)

Adjusted consolidated tangible net worth as calculated per the Agreement	$2,131,877

(a)	Intangible assets include the Financial Services segment’s title operations goodwill of $34.0 million and other intangible assets of $2.1 million included in other assets in our condensed consolidated balance sheet as of February 28, 2009.
(b)	Consolidated stockholders’ equity of mortgage banking subsidiaries represents the stockholders’ equity of the Financial Services segment’s mortgage operations which is included in stockholders’ equity in our condensed consolidated balance sheet as of February 28, 2009.

(2)	The leverage ratio as calculated per the Agreement is as follows:

(In thousands)	As of February 28, 2009
Senior notes and other debts payable	$2,574,115
Less: Indebtedness of our consolidated entities (a)	(222,640)

Lennar’s indebtedness as calculated per the Agreement	2,351,475
Plus: Letters of credit (b)	247,424
Plus: Lennar’s maximum recourse exposure related to unconsolidated entities	473,955
Plus: Lennar’s maximum recourse exposure related to its consolidated entities (a)	96,676

Consolidated indebtedness as calculated per the Agreement	3,169,530
Less: 75% of unconsolidated and consolidated entities reimbursement obligations (c)	(115,830)
Plus: 10% of unconsolidated and consolidated entities non-recourse indebtedness with completion guarantees (d)	79,628
Less: the lesser of $500 million or unrestricted cash in excess of $15 million per the Agreement	(500,000)

Numerator as calculated per the Agreement	$2,633,328

Denominator as calculated per the Agreement	$5,265,205

Leverage ratio (e)	50%

(a)	Indebtedness of our consolidated entities primarily includes $132.9 million of non-recourse debt of our consolidated entities and $96.7 million of recourse debt of our consolidated entities. These amounts are included in senior notes and other debts payable in our condensed consolidated balance sheet as of February 28, 2009. Indebtedness of our consolidated entities is offset by $6.7 million of corporate guarantees.
(b)	Letters of credit include our financial letters of credit outstanding of $246.6 million disclosed in Note 9 of the Notes to our condensed consolidated financial statements as of February 28, 2009 and $0.8 million of letters of credit related to the Financial Services segment’s title operations.
(c)	Reimbursement obligations include $122.4 million related to our joint and several reimbursement agreements from partners of our unconsolidated entities and $32.0 million related to our joint and several reimbursement agreements from partners of our consolidated entities.
(d)	Non-recourse debt with completion guarantees includes $784.8 million of our unconsolidated entities non-recourse debt with completion guarantees and $11.5 million of consolidated entities non-recourse debt with completion guarantees.
(e)	Leverage ratio consists of the numerator as calculated per the Agreement divided by the denominator as calculated per the Agreement (consolidated indebtedness as calculated per the Agreement, less 75% of unconsolidated and consolidated entities reimbursement obligations, plus 10% of unconsolidated and consolidated entities non-recourse indebtedness with completion guarantees, plus adjusted consolidated tangible net worth as calculated per the Agreement).

Additionally, the Credit Facility requires us to effect quarterly reductions of our maximum recourse exposure related to joint ventures in which we have investments by a total of $200 million by November 30, 2009, of which we have already reduced it by $164.4 million. We must also effect quarterly reductions during fiscal 2010 totaling $180 million and during the first six months of our 2011 fiscal year totaling $80 million. By May 31, 2011, our maximum recourse exposure related to joint ventures in which we have investments cannot exceed $275 million.

While we currently are in compliance with the debt covenants in the Agreement, if we had to record significant additional impairments in the future, they could cause us to fail to comply with the Agreement’s debt covenants. In addition, if we default in the payment or performance of certain obligations relating to the debt of unconsolidated entities above a specified threshold amount, we would be in default under the Agreement. Either of those events would give the lenders the right to cause any amounts we owe under the Credit Facility, if any, to become immediately due. If we were unable to repay the borrowings when they became due, that could entitle holders of $2.2 billion of debt securities we have sold into the capital markets to cause the sums evidenced by those debt securities to become immediately due, which might require us to sell assets at prices well below the future fair values, or the carrying values, of the assets.”

4.	Please tell us and revise future filings to disclose your borrowing capacity under the $1.1 billion revolving credit facility as of November 30, 2008, considering the limitations of the borrowing base calculation and those imposed by covenant compliance.

Response:

In future fillings we will disclose our borrowing capacity under our Credit Facility with respect to the limitations imposed by the borrowing base calculation and by debt covenants. The following are the disclosures we made in our Report on Form 10-Q for our first quarter of fiscal 2009 on page 38:

“The Credit Facility consists of a $1.1 billion revolving credit facility maturing in July 2011. As of February 28, 2009, we are required to use our cash in excess of $750 million, amounting to $350 million, before borrowing under the Credit Facility. Our borrowing availability as of February 28, 2009, subsequent to the required $350 million usage of cash, was $185 million. The $185 million borrowing availability could be increased if the $350 million is used to purchase qualified borrowing base assets as defined by the Credit Facility Agreement.”

5.	Your syndicated warehouse facility and warehouse repurchase facility for the financial services segment mature in April and June 2009. In future filings, please discuss the status of these facilities and what you are doing to either repay or refinance the $209.5 million outstanding. Please disclose how you plan to meet this obligation and the source of funds you plan to use to meet the obligation.

Response:

We will describe in future filings the status of renewing or replacing our warehouse facilities when they expire and what we plan to do if we are unable to renew or replace particular warehouse facilities that are due to mature shortly. The following are the disclosures we made in our Report on Form 10-Q for our first quarter of fiscal 2009 on page 41:

“At February 28, 2009, our Financial Services segment had a $125 million syndicated warehouse repurchase facility that matured in April 2009, which was subsequently reduced to $75 million as part of a 30-day extension until May 2009, and a warehouse repurchase facility, which matures in June 2009 ($150 million). Our Financial Services segment uses these facilities to finance its lending activities until the mortgage loans are sold to investors and expects both facilities to be renewed or replaced with other facilities when they mature. If the facilities are not renewed, the borrowings under the lines of credit will be paid off by selling the mortgage loans held-for-sale to investors and by collecting on receivables on loans sold but not yet paid. Without the facilities, our Financial Services segment would have to use cash from operations and other funding sources to finance its lending activities. Borrowings under the lines of credit were $180.3 million and $209.5 million, respectively, at February 28, 2009 and November 30, 2008 and were collateralized by mortgage loans and receivables on loans sold but not yet paid by investors with outstanding principal balances of $289.8 million and $286.7 million, respectively, at February 28, 2009 and November 30, 2008.”

Off Balance Sheet Arrangements, page 39

6.	On page 42 you state, “In these challenged market conditions, some of the unconsolidated entities may have to request of their lenders waivers or amendments to debt agreements so that the unconsolidated entities would remain in compliance with such covenants.” Please expand this disclosure, in future filings, to clarify whether any unconsolidated entities are in violation of their covenants and the amount of the associated debt.

Response:

In future filings, we will expand this disclosure to clarify the impact of our unconsolidated entities’ covenants on the respective unconsolidated entities and our company. The following are the disclosures we made in our Report on Form 10-Q for our first quarter of fiscal 2009 beginning on page 45:

“Some of the unconsolidated entities’ debt arrangements contain certain financial covenants. As market conditions remained challenged during the three months ended February 28, 2009, we continued to closely monitor these covenants and the unconsolidated entities’ ability to comply with them. Our Credit Facility requires us to report defaults arising under indebtedness with respect to our joint ventures. As of February 28, 2009, we had one such joint venture which had an outstanding debt balance of $22.7 million.

In view of current credit market conditions, it is not uncommon for lenders to real estate developers, including joint ventures in which we have interests, to assert non-monetary defaults (such as failures to meet construction completion deadlines or declines in the market value of collateral below required amounts) or technical monetary defaults against the real estate developers. In most instances, those asserted defaults are resolved by modifications of loan terms, additional equity investments or other concessions by the borrowers. In addition, in some instances, real estate developers, including joint ventures in which we have interests, are forced to request temporary waivers of covenants in loan documents or modifications of loan terms, which are often, but not always, obtained. However, in some instances developers, including joint ventures in which we have interests, are not able to meet their monetary obligations to lenders, and are thus declared in default. Because we sometimes guarantee all or portions of the obligations to lenders of joint ventures in which we have interests, when these joint ventures default on their obligations, lenders may or may not have claims against us. Normally, we do not make payments with regard to guarantees of joint venture obligations while the joint ventures are contesting assertions regarding sums due to their lenders. When it is finally determined that a joint venture is obligated to make a payment that we have guaranteed and the joint venture will not be able to make that payment, we accrue the amounts probable to be paid by us as a liability. Although we generally fulfill our guarantee obligations within a reasonable time after we determine that we are obligated with regard to them, at any point in time it is likely that we will have some balance of unpaid guarantee liability. At February 28, 2009, the liability for unpaid guarantees of joint venture indebtedness reflected on our financial statements totaled $23.7 million.

Critical Accounting Policies and Estimates, page 47

7.	Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets, as well as your investments in unconsolidated entities. We believe it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessments relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, please consider including the following:

Response:

We will expand our critical accounting policy disclosures in future filings, as appropriate. The revised disclosure entitled “Inventories” and “Investments in Unconsolidated Entities” was made in our Report on Form 10-Q for our first quarter of fiscal 2009 beginning on page 49 and is set forth in Exhibit 1 to this response letter.

•

Please disclose the number of communities tested for impairment during each period presented, the number of communities you determined to be impaired during each period presented, and the total number of communities which exist at the end of each period presented.

Response:

See the revised disclosures entitled “Inventories” set forth in Exhibit 1 to this response letter, in which we disclose the number of communities tested for impairment during each period presented, the number of communities determined to be impaired during each period presented and the total number of communities which exist at the end of each period presented.

•

Please expand the discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value to provide more detailed information regarding the underlying assumptions. For example, disclose the basis for your assumptions of the timing of home sales and selling prices and costs and the process you use to develop these assumptions. It is not clear whether these assumptions are based on recent trends or metrics or incorporate underlying assumptions regarding a change to current trends in the market and the economy.

Response:

See the revised disclosures entitled “Inventories” set forth in Exhibit 1 to this response letter, in which we expand the discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value in order to provide more detailed information regarding the underlying assumptions.

•	Discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used, as well as whether certain estimates and assumptions are more subjective than others.

Response:

Many of the significant estimates and assumptions used in determining the fair value estimates of our communities are interrelated, thus it is difficult to determine how sensitive the fair value estimates are to each of these significant estimates and assumptions used, as well as whether certain estimates and assumptions are more subjective than others. Further, the impact of particular assumptions on fair value may differ significantly from community to community based on management’s operation strategies in a particular market or community. Additionally, any disclosure regarding how sensitive fair value is at one point of time or at one level to changes in particular estimates or assumptions could mislead investors into believing the sensitivity would be the same at other points in time or other levels, which would not necessarily be the case. In fact, the disclosure would not provide information for investors which will allow them to calculate our exposure to potential future impairments should market and/or economic conditions change.

We believe that our expanded disclosures provide investors with all material information regarding the assumptions management uses in our community by community review for impairment. See the revised disclosures entitled “Inventories” set forth in Exhibit 1 to this response letter.

•

Provide specific quantified disclosure regarding significant communities or sub-areas within your regions that have been impacted severely by the downturn in the housing market, where inventory is moving at a slower than anticipated pace, or whose sales prices or margins are trending downward.

Response:

We have no communities under development that are individually material to the total value of our inventory. In future filings, we will continue to include, in tabular format, the impairment charges with regard to inventories in each of our reportable homebuilding segments and homebuilding other. In addition, we will expand our disclosure to include which regions have been impacted more significantly by the downturn in the housing market. See the revised disclosures entitled “Inventories” set forth in Exhibit 1 to this response letter.

Note 4 – Investments in Unconsolidated Entities, page 77

8.	In the discussion of maintenance guarantees in the third paragraph on page 79, please disclose the amount of your maximum exposure in future filings or clarify, if true, that it is included in the table on page 78.

Response:

We believe our filings already include the requested disclosure. The following sentence appeared immediately following the table on page 78: “The recourse debt exposure in the table above represents our maximum exposure to loss from guarantees and does not take into account the underlying value of the collateral.” However, in future filings, we will add the word “maximum” where applicable in side captions or tables.

9.	Please disclose the fair value of the guarantees of completion provided in connection with loans to unconsolidated entities.

Response:

In our Report on Form 10-Q for our first quarter of fiscal 2009 on page 45 we disclosed the fact that as of February 28, 2009, the fair value of our completion guarantees as calculated in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosures for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was not material.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

10.	We note that your compensation programs appear to target your executives’ compensation to that of a peer group. In future filings, please disclose what these parameters were and where actual payments fell within targeted parameters for each element of compensation. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

As stated in the proxy statement relating to our 2009 annual meeting of stockholders, under normal conditions, the Compensation Committee of our Board of Directors has tried to assure that the compensation we provide is competitive with that generally provided by our peer group of homebuilders and by Fortune 500 companies. However, it has not targeted a percentile range or other specific relationship.

If in the future the Compensation Committee targets a particular relationship between our executive compensation and that of our peer group, we will, in filings applicable to periods to which that targeted relationship applies, disclose what that relationship is and, if the actual compensation we provide is outside the targeted relationship, we will disclose that as well.

11.	We note that individual performance criteria are taken into account in determining compensation. In future filings, please note that the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers and that if policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

Response:

In future filings we will be as precise as possible in describing material differences in the compensation policies applied with respect to individual named executive officers, and to the extent the Compensation Committee articulates specific reasons that policies or decisions relating to one named executive officer are materially different than those relating to the other named executive officers, we will disclose those reasons on an individualized basis.

Stock Option Grants under the Company’s 2007 Equity Incentive Plan, page 19

12.	We note that the Chairperson of the Compensation Committee discussed with Hewitt Associates the option grants that were proposed by your management and was told that Hewitt Associates agreed with the timing and size of the proposed grants. In future filings, please provide more information with respect to your compensation consultant’s opinions on such matters.

Response:

In future filings we will describe specific reasons, if any, given by any compensation consultant for conclusions communicated to the Compensation Committee or to any of its members regarding the appropriateness of compensation decisions the Compensation Committee is considering.

Restricted Stock Grants, page 20

13.	In future filings, please disclose the specific performance requirements related to divisional or regional profitability.

Response:

Typically, performance requirements related to divisional or regional profitability apply to associates with divisional or regional responsibilities, but do not apply to our named executive officers. Typically, performance requirements with respect to our named executive officers relate to our overall performance. In future filings we will describe the specific performance requirements that are applicable to each of our named executive officers who receive restricted stock grants that are subject to performance requirements.

14.	We note your statement that in accordance with a proposal made by your management to the Compensation Committee, in view of the difficult economic conditions during 2008, all financial performance criteria related to 2008 restricted stock vesting were waived, except with regard to your Chief Operating Officer and Executive Vice President. In future filings, please discuss in greater detail the reasons for waiving performance criteria for any element of compensation and the rationale for specific payments made under these circumstances.

Response:

If in the future there are any waivers of performance criteria, we will describe in the filings applicable to the periods in which the waivers take place any reasons for the waivers that are presented to, or articulated by, the Compensation Committee.

* * * *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.227.7115.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc: Melissa N. Rocha, Division of Corporation Finance

Exhibit 1

Inventories

Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventory costs include land, land development and home construction costs, real estate taxes, deposits on land purchase contracts and interest related to development and construction. We review our inventory for impairment on a community by community basis during each reporting period by evaluating all of our communities. The inventory within each community is categorized as finished homes and construction in progress or land under development based on the development stage of the community. There were 462 active communities and 630 active communities as of February 28, 2009 and February 29, 2008, respectively. SFAS 144 requires that if the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value.

In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, margins on homes under sales contracts in backlog, projected margins on homes with regard to future home sales over the life of the community, projected margins with regard to future land sales, and the fair value of the land itself. We pay particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales price and/or margins are trending downward and are anticipated to continue to trend downward. While all of our segments have been severely impacted by the downturn in the housing market, our Central and West homebuilding segments have been most significantly impacted as evidenced by the decrease in revenues of 56% and 57%, respectively, for the three months ended February 28, 2009, compared to the three months ended February 29, 2008. From this review we identify communities whose carrying values exceed their undiscounted cash flows.

We estimate the fair value of our communities using a discounted cash flow model. These projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type by community, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Every division evaluates the historical performance of each of its communities as well as the current trends in the market and economy impacting the community and its surrounding areas. These trends are analyzed for each of the estimates listed above. For example, since the start of the downturn, the Company has found ways to reduce its construction costs in many communities, and this reduction in construction costs in addition to change in product type in many communities has impacted future estimated cash flows. Using all the trend information available, we calculate the best estimate of projected cash flows for each community. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change from market to market and community to community as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. We generally use a discount rate of approximately 20%, subject to the perceived risks associated with the community’s cash flow streams relative to its inventory. For example, construction in progress inventory which is closer to completion will generally require a lower discount rate than land under development in communities consisting of multiple phases spanning several years of development.

We estimate fair values of inventory evaluated for impairment under SFAS 144 based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or our assumptions change. For example, further market deterioration or changes in our assumptions may lead to us incurring additional impairment charges on previously impaired inventory, as well as on inventory not currently impaired, but for which indicators of impairment may arise if further market deterioration occurs.

We also have access to land inventory through option contracts, which generally enables us to defer acquiring portions of properties owned by third parties and unconsolidated entities until we have determined whether to exercise our option. A majority of our option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. Our option contracts are recorded at cost. In determining whether to walk away from an option contract, we evaluate the option primarily based upon the expected cash flows from the property that is the subject of the option. If we intend to walk away from an option contract, we record a charge to earnings in the period such decision is made for the deposit amount and related pre-acquisition costs associated with the option contract.

We believe that the accounting related to inventory valuation and impairment is a critical accounting policy because: (1) assumptions inherent in the valuation of our inventory are highly subjective and susceptible to change and (2) the impact of recognizing impairments on our inventory has been and could continue to be material to our consolidated financial statements. Our evaluation of inventory impairment, as discussed above, includes many assumptions. The critical assumptions include the timing of the home sales within a community, management’s projections of selling prices and costs and the discount rate applied to the estimate of the fair value of the homesites within a community on the balance sheet date. Our assumptions on the timing of home sales are critical because the homebuilding industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability, unemployment levels and consumer sentiment. Changes in these economic conditions could materially affect the projected sales price, costs to develop the homesites and/or absorption rate in a community. Our assumptions on discount rates are critical because the selection of a discount rate affects the estimated fair value of the homesites within a community. A higher discount rate reduces the estimated fair value of the homesites within the community, while a lower discount rate increases the estimated fair value of the homesites within a community. Because of changes in economic and market conditions and assumptions and estimates required of management in valuing inventory during changing market conditions, actual results could differ materially from management’s assumptions and may require material inventory impairment charges to be recorded in the future.

During the three months ended February 28, 2009 and February 29, 2008. we recorded $51.2 million and $58.5 million, respectively, of inventory adjustments, which included $40.8 million and $26.2 million, respectively, of valuation adjustments to finished homes, construction in progress and land on which we intend to build homes in 49 communities and 31 communities, respectively, during the three months ended February 28, 2009 and February 29, 2008. The inventory adjustments also included $0.2 million and $15.5 million, respectively, during the three months ended February 28, 2009 and February 29, 2008, of SFAS 144 valuation adjustments to land we intend to sell or have sold to third parties and $10.2 million and $16.9 million, respectively, during the three months ended February 28, 2009 and February 29, 2008, of write-offs of deposits and pre-acquisition costs related to 1,100 homesites and 2,600 homesites, respectively. The SFAS 144 valuation adjustments were estimated based on market conditions and assumptions made by management at the time the valuation adjustments were recorded, which may differ materially from actual results if market conditions or our assumptions change. See Note 2 of the notes to our condensed consolidated financial statements included in Item 1 of this document for details related to valuation adjustments and write-offs by reportable segment and homebuilding other.

Investments in Unconsolidated Entities

We strategically invest in unconsolidated entities that acquire and develop land (1) for our homebuilding operations or for sale to third parties or (2) for construction of homes for sale to third-party homebuyers. Our partners generally are unrelated homebuilders, land owners/developers and financial or other strategic partners.

Most of the unconsolidated entities through which we acquire and develop land are accounted for by the equity method of accounting because we are not the primary beneficiary, as defined under FIN 46R, and we have a significant, but less than controlling, interest in the entities. We record our investments in these entities in our consolidated balance sheets as “Investments in Unconsolidated Entities” and our pro-rata share of the entities’ earnings or losses in our consolidated statements of operations as “Equity in Earnings (Loss) from Unconsolidated Entities,” as described in Note 3 of the notes to our condensed consolidated financial statements included in Item 1 of this document. Advances to these entities are included in the investment balance.

Management looks at specific criteria and uses its judgment when determining if we are the primary beneficiary of, or have a controlling interest in, an unconsolidated entity. Factors considered in determining whether we have significant influence or we have control include risk and reward sharing, experience and financial condition of the other partners, voting rights, involvement in day-to-day capital and operating decisions and continuing involvement. The accounting policy relating to the use of the equity method of accounting is a critical accounting policy due to the judgment required in determining whether we are the primary beneficiary or have control or significant influence.

As of February 28, 2009, we believe that the equity method of accounting is appropriate for our investments in unconsolidated entities where we are not the primary beneficiary and we do not have a controlling interest, but rather share control with our partners. At February 28, 2009, the unconsolidated entities in which we had investments had total assets of $7.6 billion and total liabilities of $4.9 billion.

We evaluate our investments in unconsolidated entities for impairment during each reporting period in accordance with APB 18. A series of operating losses of an investee or other factors may indicate that a decrease in the value of our investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value.

Additionally, we consider various qualitative factors to determine if a decrease in the value of our investment is other-than-temporary. These factors include age of the venture, intent and ability for us to retain our investment in the entity, financial condition and long-term prospects of the entity and relationships with the other partners and banks. If we believe that the decline in the fair value of the investment is temporary, then no impairment is recorded.

The evaluation of our investment in unconsolidated entities includes two critical assumptions: (1) projected future distributions from the unconsolidated entities and (2) discount rates applied to the future distributions.

Our assumptions on the projected future distributions from the unconsolidated entities are dependent on market conditions. Specifically, distributions are dependent on cash to be generated from the sale of inventory by the unconsolidated entities. Such inventory is also reviewed for potential impairment by the unconsolidated entities in accordance with SFAS 144. The review for inventory impairment performed by our unconsolidated entities is materially consistent with the Company’s process, as discussed above, for evaluating its own inventory as of the end of a reporting period. The unconsolidated entities also generally use a discount rate of approximately 20% in their SFAS 144 reviews for impairment, subject to the perceived risks associated with the community’s cash flow streams relative to its inventory. If a valuation adjustment is recorded by an unconsolidated entity in accordance with SFAS 144, our proportionate share of it is reflected in our equity in earnings (loss) from unconsolidated entities with a corresponding decrease to our investment in unconsolidated entities. In certain instances, we may be required to record additional losses relating to our investment in unconsolidated entities under APB 18; such losses are included in other income (expense), net. We believe our assumptions on the projected future distributions from the unconsolidated entities are critical because the operating results of the unconsolidated entities from which the projected distributions are derived are dependent on the status of the homebuilding industry, which has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability, unemployment levels and consumer sentiment. Changes in these economic conditions could materially affect the projected operational results of the unconsolidated entities from which the distributions are derived.

In addition, we believe our assumptions on discount rates are also critical because the selection of the discount rates also affects the estimated fair value of our investment in unconsolidated entities. A higher discount rate reduces the estimated fair value of our investment in unconsolidated entities, while a lower discount rate increases the estimated fair value of our investment in unconsolidated entities. Because of changes in economic conditions, actual results could differ materially from management’s assumptions and may require material valuation adjustments to our investments in unconsolidated entities to be recorded in the future.

During the three months ended February 28, 2009 and February 29, 2008, we recorded $37.2 million and $48.6 million, respectively, of valuation adjustments to our investments in unconsolidated entities, which included $18.9 million for the three months ended February 29, 2008 of our share of SFAS 144 valuation adjustments related to assets of our unconsolidated entities and $37.2 million and $29.6 million, respectively, during the three months ended February 28, 2009 and February 29, 2008 of valuation adjustments to our investments in unconsolidated entities in accordance with APB 18. These valuation adjustments were calculated based on market conditions and assumptions made by management at the time the valuation adjustments were recorded, which may differ materially from actual results if market conditions or our assumptions change.